Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA.INC Announces $3 Million Private Placement Led by American Ventures LLC with Donald Trump Jr Investing in the Offering

New York, NY – December 29, 2025 – Mixed Martial Arts Group (NYSE: MMA) (“MMA” or “the Company”), operating as MMA.INC, today announced that it has entered into definitive securities purchase agreements dated December 29, 2025 with accredited investors for the issuance and sale of 4,285,714 shares of Series A Preferred Stock (the “Preferred Stock”) of the Company at a price of $0.70 per share with a conversion price of $0.70 per share, on a brokered private placement basis, for aggregate gross proceeds of approximately $3 million, before deducting fees and offering expenses. In addition, the Company issued placement agent warrants (the “Placement Agent Warrants”) to purchase 342,857 ordinary shares at an exercise price of $0.70 per share.

The offering was led by American Ventures LLC with Donald Trump Jr investing in the offering, with Dominari Securities LLC acting as the exclusive placement agent for the Offering. The private placement is expected to close on December 30, 2025, subject to customary closing conditions.

The Company intends to use the proceeds from the offering to advance the Company’s platform expansion and build on recent momentum across its Web3 ecosystem strategy, fully activating its partnership with UFC GYM, capitalizing on the rapid growth of its gym software platform, BJJLink and adoption of its platform across the global community of fighters, gyms and fans.

In connection with the private placement, the Company and American Ventures LLC, Series XL MMA ELOC (“American Ventures”) entered into an Equity Purchase Agreement pursuant to which American Ventures agreed to purchase from the Company up to $20 million of ordinary shares from time to time subject to certain restrictions. In addition, the Company entered into a registration rights agreement with American Ventures to register up to $20 million of ordinary shares.

The securities offered and sold by the Company in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the ordinary shares underlying the Series A Preferred Stock and Placement Agent Warrants to be issued in the private placement. Any resale of the Company’s shares under such resale registration statement will be made only by means of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws when issued at the closing of the private placement, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 16 countries across its various assets, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

We are bringing together martial arts fans, fighters, gyms, and coaches in a single on chain ecosystem. Unlike other models that focus on digital collectibles or limited fan tokens, we’re all about real participation and achievement.

-	From the Ground Up to Worldwide: With over 800 verified gyms, 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Participation as Currency: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	Merit over Speculation: Rewards will be based on effort, passion and progress, allowing the economy to grow through genuine participation rather than financial gain.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, potential digital asset treasury, potential MMA.INC token, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

E: nick@mma.inc

-3-